SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

6 March 2003

[redacted]

03007680

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 MAR 25 AM 7:21

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad)

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 3 March 2003, Re: Lion Corporation Berhad, Lion Industries Corporation Berhad (formerly known as Lion Land Berhad), Amsteel Corporation Berhad and SCB - Group Wide Corporate and Debt Restructuring Scheme; and

b) General Announcement dated 3 March 2003, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

PROCESSED
APR 01 2003
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/27

Form Version 2.0

General Announcement

Reference No MM-030303-BAB50

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION INDUSTRIES CORPORATION BERHAD ("LICB")
(formerly known as Lion Land Berhad)
AMSTEEL CORPORATION BERHAD ("ACB")
SILVERSTONE CORPORATION BERHAD ("SCB")
(formerly known as Angkasa Marketing Berhad)

GROUP WIDE CORPORATE AND DEBT RESTRUCTURING SCHEME ("PROPOSED GWRS")

* **Contents :-**

The Boards of Directors of LCB, LICB, ACB and SCB (collectively referred to as the "Lion Group") jointly announce that the Lion Group had on 28 February 2003 obtained the approvals-in-principle of the Kuala Lumpur Stock Exchange ("Exchange") for the listing of and quotation for the new shares, warrants (applicable for ACB) and new shares to be issued pursuant to the exercise of the new warrants and conversion of redeemable cumulative convertible preference shares into new shares (applicable for SCB) under the GWRS (as particularised in the Circulars to Shareholders issued by the Lion Group on 9 January 2003).

Shareholders of LCB, LICB, ACB and SCB and potential investors are requested to refer to the respective Circulars to Shareholders issued by the Lion Group on 9 January 2003 and the respective companies' announcements dated 30 January 2003, 5 February 2003, 6 February 2003 and 17 February 2003 for further details of the GWRS.

This announcement is dated 3 March 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sakura Merchant Bankers Berhad (13653-P)

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **03-03-2003 06:21:54 PM**
Reference No **AA-030303-8EE5E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 8.14 of the Listing Requirements of the KLSE and Paragraph 4.1(b) of Practice Note 4/2001 ("PN4"), the Directors of Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) hereby announce that as at the date hereof, the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is now pending implementation following the occurrence of the events hereinbelowstated:

a) as announced on 6 February 2003, the Company has lodged the court order with the Companies Commission of Malaysia ("CCM") in respect of an order granted by the High Court of Malaya ("High Court") on 30 January 2003 pursuant to Section 176(3) of the Companies Act, 1965 ("Act") sanctioning the proposed scheme of arrangement of the Company with its scheme creditors;

b) as announced on 17 February 2003, the High Court has granted an order pursuant to Section 64 of the Act, confirming the Company's proposed capital reconstruction exercise under the Proposed GWRS ("Order"). The Order has been lodged with the CCM on 21 February 2003; and

c) the KLSE had on 28 February 2003 approved in principle the listing of and quotation for up to 323,606,250 new ordinary shares of RM1.00 each in the Company to be issued upon the implementation of the Company's proposed debt and corporate restructuring scheme.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

....
Secretary

0 3 MAR 2003